UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of March 2010

Commission File No.:  333-159793

TELESAT CANADA
(Name of Registrant)

1601 Telesat Court, Ottawa, Ontario, Canada K1B 5P4
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.Form 20-F  ☒Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):Yes  ☐No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):Yes  ☐No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.Yes  ☐No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A.

EXHIBITS

The following information is furnished to the Securities and Exchange Commission as part of this report on Form 6-K:

Exhibit No.	Document
99.1	News release dated March 31, 2010 – “Telesat to Launch New Anik G1 Satellite for Shaw Direct”.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESAT CANADA

Date: March 31, 2010	By:	/s/ CHRISTOPHER S. DIFRANCESCO
	Name:	Christopher S. DiFrancesco
	Title:	Vice President, General Counsel and Secretary

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TELESAT TO LAUNCH NEW ANIK G1 SATELLITE FOR SHAW DIRECT

OTTAWA, CANADA, March 31, 2010 – Telesat, the world’s fourth largest fixed satellite services operator, announced today that it has completed an agreement for a new satellite with one of its key customers, Shaw Direct.

Shaw Direct, a leading provider of direct-to-home satellite television services in Canada, has agreed to utilize a payload on a new Telesat satellite called Anik G1.  Anik G1 is planned to commence construction in the second quarter of 2010 and enter commercial service in the second half of 2012.  The Shaw Direct payload on Anik G1 will consist of sixteen national transponders operating in the extended Ku-band frequencies that will augment Shaw Direct’s capacity and capabilities at its prime orbital location of 107.3 degrees West Longitude for the anticipated 15-year life of the satellite.

“We are delighted that Shaw Direct has chosen Telesat to provide the satellite capacity needed to expand its high quality video service offerings,” said Dan Goldberg, Telesat’s President and CEO.  “The ability of Telesat and Shaw to make the substantial investments associated with Anik G1 is the result of Industry Canada’s recent decision to make extended Ku-band available for direct-to-home television services, a decision that allows our companies to expand the delivery of advanced video services to all Canadians and enhances competition in Canada.”

In addition to the Shaw Direct capacity, Anik G1 will carry additional payloads to serve other markets.  Telesat expects to announce the selected manufacturer of this new satellite in the next two to three months.

About Telesat (www.telesat.com)
Headquartered in Ottawa, Canada, with offices and facilities around the world, Telesat is the fourth largest fixed satellite services operator.  The company provides reliable and secure satellite-delivered communications solutions to broadcast, telecom, corporate and government customers.  Telesat has a global state-of-the-art fleet of 12 satellites, with two more under construction, and manages the operations of 13 additional satellites for third parties.  Telesat is privately held.  Its principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:
Vanessa Brûlé, Telesat, +1 613 748-8700 ext. 2407 (vbrule@telesat.com)

Forward-Looking Statements Safe Harbor
This news release contains statements that are not based on historical fact and are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  When used in this news release, the words “scheduled for”, “planned”, “will”, “believe”, or “expected” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information.  Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties.  Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Form 20-F for the period ended December 31, 2009, filed with the United States Securities and Exchange Commission (SEC) on March 3, 2010. This filing can be obtained on the SEC’s website at http://www.sec.gov.  Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance and risks associated with domestic and foreign government regulation.  The foregoing list of important factors is not exclusive.  The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release.  Telesat disclaims any obligation or undertaking to update or revise the information herein.